ALLIANCEBERNSTEIN INVESTMENTS, INC.
                           1345 Avenue of the Americas
                               New York, NY 10105
                                  212-969-1000


                                                              March 17, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      Amended Filing Pursuant to Rule 17g-1 under the
                  Investment Company Act of 1940 with Respect to
                  Registered Investment Companies Managed by
                  AllianceBernstein L.P.
                  -------------------------------------------------

Dear Sirs:

     Enclosed, on behalf of each of the registered investment companies (the "Funds") managed by AllianceBernstein L.P. (see Schedule A, attached hereto), and pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, are copies of the following documents:

     (i) Rider #13 to the Funds' Investment Company Blanket Bond (the "Bond") for the period March 6, 2008 to March 6, 2009 (the "Bond Period"), extending the Bond Period from March 6, 2009 to May 15, 2009 (Exhibit A);

     (ii) The Joint Fidelity Bond Agreement with respect to the extension of the Bond Period (Exhibit B); and

     (iii) the resolutions of the Boards of Directors or Trustees of the Funds, including a majority of the Directors or Trustees who are not interested persons of the Funds, approving the extension of the Bond Period (Exhibits C-1, C-2, C-3, C-4 and C-5).

                                                Sincerely,


                                                /s/Gregory M. Rosta
                                                -----------------------
                                                Gregory M. Rosta
                                                Chief Compliance Officer



Enclosures

                                   SCHEDULE A
                                   ----------


Name of Fund                                                    File No.
------------                                                    --------

ACM MANAGED DOLLAR INCOME FUND, INC.                            811-07964
ALLIANCE CALIFORNIA MUNICIPAL INCOME FUND, INC.                 811-10575
ALLIANCE NEW YORK MUNICIPAL INCOME FUND, INC.                   811-10577
ALLIANCEBERNSTEIN BALANCED SHARES, INC.                         811-00134
ALLIANCEBERNSTEIN BLENDED STYLE SERIES, INC.                    811-21081
ALLIANCEBERNSTEIN BOND FUND, INC.                               811-02383
ALLIANCEBERNSTEIN CAP FUND, INC.                                811-01716
ALLIANCEBERNSTEIN CORPORATE SHARES                              811-21497
ALLIANCEBERNSTEIN DIVERSIFIED YIELD FUND, INC.                  811-07391
ALLIANCEBERNSTEIN EXCHANGE RESERVES                             811-08294
ALLIANCEBERNSTEIN FIXED-INCOME SHARES, INC.                     811-06068
ALLIANCEBERNSTEIN FOCUSED GROWTH & INCOME FUND, INC.            811-09687
ALLIANCEBERNSTEIN GLOBAL BOND FUND, INC.                        811-06554
ALLIANCEBERNSTEIN GLOBAL GROWTH FUND, INC.                      811-21064
ALLIANCEBERNSTEIN GLOBAL HIGH INCOME FUND, INC.                 811-07732
ALLIANCEBERNSTEIN GLOBAL REAL ESTATE INVESTMENT FUND, INC.      811-07707
ALLIANCEBERNSTEIN GLOBAL THEMATIC GROWTH FUND, INC.             811-03131
ALLIANCEBERNSTEIN GREATER CHINA '97 FUND, INC.                  811-08201
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.                  811-00126
ALLIANCEBERNSTEIN HIGH INCOME FUND, INC.                        811-08188
ALLIANCEBERNSTEIN INCOME FUND, INC.                             811-05207
ALLIANCEBERNSTEIN INSTITUTIONAL FUNDS, INC.                     811-08403
ALLIANCEBERNSTEIN INTERNATIONAL GROWTH FUND, INC.               811-08426
ALLIANCEBERNSTEIN LARGE CAP GROWTH FUND, INC.                   811-06730
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND, INC.                   811-04791
ALLIANCEBERNSTEIN MUNICIPAL INCOME FUND II                      811-07618
ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.          811-10573
ALLIANCEBERNSTEIN SMALL/MID-CAP GROWTH FUND, INC.               811-00204
ALLIANCEBERNSTEIN TRUST                                         811-10221
ALLIANCEBERNSTEIN UTILITY INCOME FUND, INC.                     811-07916
ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.           811-05398
SANFORD C. BERNSTEIN FUND, INC.                                 811-05555
SANFORD C. BERNSTEIN FUND II, INC.                              811-21034
THE ALLIANCEBERNSTEIN POOLING PORTFOLIOS                        811-21673
THE ALLIANCEBERNSTEIN PORTFOLIOS                                811-05088
THE SPAIN FUND, INC.                                            811-05189

                                                                 Exhibit A


                                    RIDER #13
                                    ---------


This endorsement, effective 12:01 A.M. March 6, 2009 forms a part of policy number 341-01-73 issued to AllianceBernstein Complex of Registered Investment Companies by National Union Fire Insurance Company of Pittsburgh, Pa.



                            EXTENSION OF BOND PERIOD
                            ------------------------

In consideration of the additional premium of $45,260, it is hereby understood and agreed that Item 2. Bond Period stated on the Declarations is deleted in its entirety and replaced with the following:

Item 2.   Bond period: from 12:01 a.m. March 6, 2008 to 12:01 a.m. May 15, 2009

It is further understood and agreed that the Limit of Liability for the expanded Bond Period shall be part of and not in addition to the Limit of Liability stated in the Declarations of this policy.



                                                     /s/
                                                     -------------------------
                                                     AUTHORIZED REPRESENTATIVE

                                                                      Exhibit B

                         Registered Investment Companies
                          Joint Fidelity Bond Agreement
                          -----------------------------


     AGREEMENT made as of March 5, 2009, by and among ACM Managed Dollar Income Fund, Inc., Alliance California Municipal Income Fund, Inc., Alliance New York Municipal Income Fund, Inc., AllianceBernstein Balanced Shares, Inc., AllianceBernstein Blended Style Series, Inc., AllianceBernstein Bond Fund, Inc., AllianceBernstein Cap Fund, Inc., AllianceBernstein Corporate Shares, AllianceBernstein Diversified Yield Fund, Inc., AllianceBernstein Exchange Reserves, AllianceBernstein Fixed-Income Shares, Inc., AllianceBernstein Focused Growth & Income Fund, Inc., AllianceBernstein Global Bond Fund, Inc., AllianceBernstein Global High Income Fund, Inc., AllianceBernstein Global Real Estate Investment Fund, Inc., AllianceBernstein Global Growth Fund, Inc., AllianceBernstein Global Thematic Growth Fund, Inc., AllianceBernstein Greater China '97 Fund, Inc., AllianceBernstein Growth and Income Fund, Inc., AllianceBernstein High Income Fund, Inc., AllianceBernstein Income Fund, Inc., AllianceBernstein Institutional Funds, Inc., AllianceBernstein International Growth Fund, Inc., AllianceBernstein Large Cap Growth Fund, Inc., AllianceBernstein Small/Mid-Cap Growth Fund, Inc., AllianceBernstein Municipal Income Fund, Inc., AllianceBernstein Municipal Income Fund II, AllianceBernstein National Municipal Income Fund, Inc., AllianceBernstein Trust, AllianceBernstein Utility Income Fund, Inc., AllianceBernstein Variable Products Series Fund, Inc., Sanford C. Bernstein Fund, Inc., Sanford C. Bernstein Fund II, Inc., The AllianceBernstein Portfolios, The AllianceBernstein Pooling Portfolios, The Spain Fund, Inc., and AllianceBernstein L.P.

     WHEREAS, the investment companies that are parties to this Agreement are management investment companies registered under the Investment Company Act of 1940, as amended (the "Act"); and

     WHEREAS, AllianceBernstein L.P. provides investment advisory services and/or certain administrative and financial services to the investment companies; and

     WHEREAS, Rule 17g-1, as amended, promulgated under the Act requires registered management investment companies to provide and maintain fidelity bonds covering their officers and employees in amounts no less than stated minimums based upon the gross assets of such registered management investment companies; and

     WHEREAS, Paragraph (b) of Rule 17g-1 permits registered management investment companies which are managed and/or whose shares are distributed by the same person to be named as insured under a joint bond; and

     WHEREAS, the investment companies are registered management investment companies managed by AllianceBernstein L.P.; and

     WHEREAS, the Board of Directors of the Sanford C. Bernstein Fund, Inc. ("SCB Fund") elected to calculate the required amounts of fidelity bond coverage on a basis that treated each portfolio of SCB Fund as a separate registered management investment company for purposes of Rule 17g-1, even though not required to do so under the Rule; and

     WHEREAS, the Boards of Directors or Trustees of each investment company that is a party to this agreement other than SCB Fund (each such investment company, an "AB Fund", and together, the "AB Funds") that has multiple portfolios elected to calculate the required amounts of fidelity bond coverage on a basis that treated such an investment company as a single registered management investment company for purposes of Rule 17g-1; and

     WHEREAS, the Board of Directors or Trustees of each of the investment companies has approved coverage under one joint fidelity bond with each of the other investment companies which are parties to this Agreement in the respective amounts set forth in Schedule A to this Agreement; and

     WHEREAS, the Board of Directors or Trustees of each of the investment companies has approved an extension of the 2008-2009 joint fidelity bond such that it shall expire on May 15, 2009 instead of March 6, 2009; and

     WHEREAS, The Boards of Directors or Trustees of each of the investment companies have re-calculated the amount of fidelity bond coverage necessary for the investment companies to comply with Rule 17g-1 during the extension period using gross asset values as of February 28, 2009.

     NOW, THEREFORE, it is agreed as follows:

     1. That the investment companies which are parties to this Agreement will be named as insured and will be covered under a joint fidelity bond with National Union Fire Insurance Co. (AIG), Zurich Insurance Company, Continental Insurance Company (CNA), Fidelity & Deposit Company of Maryland and Liberty Mutual Insurance Company in the aggregate amount of $57,000,000 at a total annual premium of $49,860.00, each such investment company having specific coverage in accordance with Rule 17g-1(d) and each such investment company (or portfolio thereof) allocated a portion of the premium for the insured bond in the respective amounts set forth in Schedule A opposite its name. The required coverage amount (as determined pursuant to the elections of the respective Boards) for each investment company is also shown opposite the name of each investment company in a separate column on Schedule A.

     2. AllianceBernstein L.P. has been named an insured under the joint fidelity bond for administrative convenience. The parties agree that in no event will AllianceBernstein L.P. be entitled to retain any recovery payable under the joint fidelity bond, although it may receive payments for distribution to one or more investment companies to facilitate the administration of the insured bond.

     3. (a) If any investment company and one or more other parties hereto that is an investment company sustains a loss for which recovery is received under the policy, each such investment company shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it (other than the portion thereof subject to a deductible), unless the recovery is inadequate to fully indemnify all investment companies for such losses (other than the portions thereof subject to deductibles).

          (b) If the recovery is inadequate to indemnify fully each such party for such loss (other than the portion thereof subject to a deductible), the recovery shall be allocated among the parties as follows:

          (i) The AB Funds shall be allocated an aggregate amount equal to the lesser of (A) their actual aggregate loss (net of any deductible) and
          (B) the sum of $40.175 million plus the difference between $16.825 million and the amount of the loss recovered by the SCB Fund under clause (ii). Such amount shall be allocated among the AB Funds on an equitable and proportionate basis as determined by their respective Boards of Directors or Trustees, but each AB Fund shall be allocated an amount at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

          (ii) SCB Fund shall be allocated an aggregate amount equal to the lesser of (A) its actual loss (net of any deductible) and (B) the sum of $16.825 million plus the difference between $40.175 million and the amount of the loss recovered by the AB Funds under clause (i). Such amounts shall be allocated among the portfolios of the SCB Fund on an equitable and proportionate basis as determined by the Board of Directors of the SCB Fund, but each portfolio shall be allocated an amount at least equal to the amount which it would have received had it provided and maintained a single insurance bond with the minimum coverage required by Rule 17g-1(d)(1), assuming that such portfolio would be deemed a separate registered investment company for such purposes.

          (iii) Where a compromise results in recovery by either or both of SCB Fund and one or more of the AB Funds of less than the full amount of its (or their) actual aggregate loss covered by the fidelity bond, the recovery shall be allocated consistent with (i) and (ii) above, without regard to the proportion of the actual aggregate loss recovered, and with the $16.825 million and $40.175 million amounts being reduced proportionate to any reduction to the $57 million total insured bond as a result of such compromise unless the compromise was based on facts and circumstances particular to one or more, but fewer than all, insured parties seeking to recover, in which case one or both of the $16.875 million or $40.175 million amounts will be adjusted in an equitable manner taking into account the particular facts and circumstances and the principles reflected above.

     4. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.


                                           /s/ Emilie D. Wrapp
                                           ------------------------
                                           Emilie D. Wrapp
                                           Secretary for Each of the Investment
                                              Companies

                                   Schedule A
                                   ----------

                                                                      17g-1 Bond
Registered Management Investment Companies               Premium ($)  Amount ($)
------------------------------------------               -----------  ----------

ACM Managed Dollar Income Fund, Inc.                         459.24      525,000
Alliance California Municipal Income Fund, Inc.              524.84      600,000
Alliance New York Municipal Income Fund, Inc.                459.24      525,000
AllianceBernstein Balanced Shares, Inc.                      787.26      900,000
AllianceBernstein Blended Style Series, Inc.               1,312.11    1,500,000
AllianceBernstein Bond Fund, Inc.                            787.26      900,000
AllianceBernstein Cap Fund, Inc.                             656.05      750,000
AllianceBernstein Corporate Shares                           393.63      450,000
AllianceBernstein Diversified Yield Fund, Inc.               349.89      400,000
AllianceBernstein Exchange Reserves                          874.74    1,000,000
AllianceBernstein Fixed-Income Shares, Inc.                1,093.42    1,250,000
AllianceBernstein Focused Growth & Income Fund, Inc.         459.24      525,000
AllianceBernstein Global Bond Fund, Inc.                   1,662.00    1,900,000
AllianceBernstein Global High Income Fund, Inc.              874.74    1,000,000
AllianceBernstein Global Real Estate Investment
   Fund, Inc.                                                393.63      450,000
AllianceBernstein Global Growth Fund, Inc.                   349.89      400,000
AllianceBernstein Global Thematic Growth Fund, Inc.          874.74    1,000,000
AllianceBernstein Greater China '97 Fund, Inc.               349.89      400,000
AllianceBernstein Growth and Income Fund, Inc.             1,312.11    1,500,000
AllianceBernstein High Income Fund, Inc.                     787.26      900,000
AllianceBernstein Income Fund, Inc.                        1,836.95    2,100,000
AllianceBernstein Institutional Funds, Inc.                  874.74    1,000,000
AllianceBernstein International Growth Fund, Inc.          1,312.11    1,500,000
AllianceBernstein Large Cap Growth Fund, Inc.              1,312.11    1,500,000
AllianceBernstein Small/Mid Cap Growth Fund, Inc.            656.05      750,000
AllianceBernstein Municipal Income Fund, Inc.              1,487.05    1,700,000
AllianceBernstein Municipal Income Fund II                 1,312.11    1,500,000
AllianceBernstein National Municipal Income Fund, Inc.       787.26      900,000
AllianceBernstein Trust                                    2,186.84    2,500,000
AllianceBernstein Utility Income Fund, Inc.                  524.84      600,000
AllianceBernstein Variable Products Series Fund, Inc. 2,186.84 2,500,000 Sanford C. Bernstein Fund, Inc.
       California Municipal Portfolio                      1,093.42    1,250,000
       Diversified Municipal Portfolio                     2,186.84    2,500,000
       Emerging Markets Portfolio                          1,312.11    1,500,000
       Intermediate Duration Portfolio                     2,186.84    2,500,000
       International Portfolio                             1,487.05    1,700,000
       New York Municipal Portfolio                        1,312.11    1,500,000
       Short Duration California Municipal Portfolio         459.24      525,000
       Short Duration Diversified Municipal Portfolio        656.05      750,000
       Short Duration New York Municipal Portfolio           524.84      600,000
       Short Duration Plus Portfolio                         787.26      900,000
       Tax-Managed International Portfolio                 2,186.84    2,500,000
       U.S. Government Short Duration Portfolio              524.84      600,000
Sanford C. Bernstein Fund II, Inc.                         1,093.42    1,250,000
The AllianceBernstein Portfolios                           2,186.84    2,500,000
The AllianceBernstein Pooling Portfolios                   2,186.84    2,500,000
The Spain Fund, Inc.                                         349.89      400,000
Totals                                                    49,772.53   56,900,000

                                                                 Exhibit C-1

                          Consent and Action in Lieu of
                       Meeting of the Boards of Directors
                       ----------------------------------

     The undersigned, being the entire Board of Directors (the "Board of Directors") of each fund listed on Schedule I, each a Maryland corporation (each a "Fund"), pursuant to Section 2-408(c) of the Maryland General Corporation Law, do hereby unanimously consent and agree, by signing this written consent, to the adoption of the following resolutions and the filing of the same with the minutes of proceedings of the Board of Directors, with the same effect as if such action had been taken by unanimous vote at a meeting of the Board of Directors duly called and held:

     RESOLVED, that the Board of Directors hereby approves the extension through May 15, 2009 of the joint fidelity bond with National Union Fire Insurance Co.
(AIG), Zurich Insurance Company, Continental Insurance Company (CAN), Fidelity and Deposit Company of Maryland and Liberty Mutual Insurance Company covering officers and employees of the Fund (and employees of service providers to the Fund if and to the extent such persons are included in the definition of "Employee" in the joint fidelity bond).

     IN WITNESS WHEREOF, we have hereunto signed our names as of the 5th day of March, 2009.



____________________________                         ________________________
John H. Dobkin                                       Nancy P. Jacklin


____________________________                         ________________________
Michael J. Downey                                    Garry L. Moody**


____________________________                         ________________________
William H. Foulk, Jr                                 Marshall C. Turner, Jr.


____________________________                         ________________________
D. James Guzy                                        Earl D. Weiner


**  Mr. Moody is a Director of each Fund, except AFIS

                                   Schedule I

     The AllianceBernstein Funds


     AllianceBernstein Balanced Shares, Inc.                             ABS
     AllianceBernstein Blended Style Series, Inc.                       ABBS
     AllianceBernstein Bond Fund, Inc.                                   ABF
     AllianceBernstein Cap Fund, Inc.                                    ACF
     AllianceBernstein Diversified Yield Fund, Inc.                     ADYF
     AllianceBernstein Fixed-Income Shares, Inc.                        AFIS
     AllianceBernstein Focused Growth & Income Fund, Inc.              AFGIF
     AllianceBernstein Global Bond Fund, Inc.                           AGBF
     AllianceBernstein Global Real Estate Investment Fund, Inc.       AGREIF
     AllianceBernstein Global Growth Fund, Inc.                         AGGF
     AllianceBernstein Global Thematic Growth Fund, Inc.               AGTGF
     AllianceBernstein Growth and Income Fund, Inc.                     AGIF
     AllianceBernstein High Income Fund, Inc.                           AHIF
     AllianceBernstein Institutional Funds, Inc.                      AInstF
     AllianceBernstein International Growth Fund, Inc.                  AIGF
     AllianceBernstein Large Cap Growth Fund, Inc.                     ALCGF
     AllianceBernstein Small/Mid Cap Growth Fund, Inc.                ASMCGF
     AllianceBernstein Municipal Income Fund, Inc.                      AMIF
     AllianceBernstein Utility Income Fund, Inc.                        AUIF
     AllianceBernstein Variable Products Series Fund, Inc               AVP
     Sanford C. Bernstein Fund II, Inc.                               SCB II


     AllianceBernstein Income Fund, Inc.                                ABIF
     ACM Managed Dollar Income Fund, Inc.                                MGD
     Alliance California Municipal Income Fund, Inc.                   ACMIF
     AllianceBernstein National Municipal Income Fund, Inc             ANMIF
     Alliance New York Municipal Income Fund, Inc.                    ANYMIF
     AllianceBernstein Global High Income Fund, Inc.                   AGHIF

                                                                    Exhibit C-2


                         SANFORD C. BERNSTEIN FUND, INC.

                          Consent and Action in Lieu of
                        Meeting of the Board of Directors
                        ---------------------------------


     The undersigned, being the entire Board of Directors (the "Board of Directors") of the Sanford C. Bernstein Fund, Inc., a Maryland corporation (the "Fund"), pursuant to Section 2-408(c) of the Maryland General Corporation Law, do hereby unanimously consent and agree, by signing this written consent, to the adoption of the following resolutions and the filing of the same with the minutes of proceedings of the Board of Directors, with the same effect as if such action had been taken by unanimous vote at a meeting of the Board of Directors duly called and held:

          RESOLVED, the Board of Directors hereby approves the extension through May 15, 2009 of the joint fidelity bond with National Union Fire Insurance Co. (AIG), Zurich Insurance Company, Continental Insurance Company (CNA), Fidelity & Deposit Company of Maryland and Liberty Mutual Insurance Company covering officers and employees of the Fund (and employees of affiliated service providers to the Fund to the extent such persons are included in the definition of "Employee" in the joint fidelity bond);

          RESOLVED, that the Board of Directors hereby approves the extension through May 15, 2009 of the joint directors' and officers' liability policy covering the Adviser and its affiliates, the Fund, the AllianceBernstein Funds and The Spain Fund, Inc. and issued by a group of insurance companies led by a subsidiary of American International Group; and

          RESOLVED that, the Board of Directors hereby approves the extension through May 15, 2009 of the Excess/DIC Side A Directors' and Officers' Liability Insurance coverage from XL Specialty Insurance Company, Chubb Atlantic Indemnity Ltd. and AIG Excess.


     IN WITNESS WHEREOF, we have hereunto signed our names as of the 5th day of March, 2009.




--------------------------------        -----------------------------
Irwin Engelman                              Donald K. Peterson



--------------------------------        -----------------------------
Bart Friedman                               Thomas B. Stiles II



--------------------------------        -----------------------------
Marilyn G. Fedak                            Rosalie Wolf



--------------------------------
William Kristol

                                                                 Exhibit C-3

                       AllianceBernstein Corporate Shares
                       AllianceBernstein Exchange Reserves
                   AllianceBernstein Municipal Income Fund II
                             AllianceBernstein Trust
                        The AllianceBernstein Portfolios
                    The AllianceBernstein Pooling Portfolios

                               Consent and Action
                       In Lieu of Meeting of the Trustees
                       ----------------------------------

     The undersigned, being the Trustees of each of the above-captioned Fund, each a trust with transferable shares under Massachusetts law (each, a "Fund"), established under an Agreement and Declaration of Trust filed in the offices of the Secretary of the Commonwealth of Massachusetts, and of the Clerk of the City of Boston (the "Declaration"), acting by written consent pursuant to the Declaration, DO HEREBY ADOPT the following resolutions:

          RESOLVED, that the Trustees hereby approve the extension through May 15, 2009 of the joint fidelity bond with National Union Fire Insurance Co. (AIG), Zurich Insurance Company, Continental Insurance Company (CAN), Fidelity and Deposit Company of Maryland and Liberty Mutual Insurance Company covering officers and employees of the Fund (and employees of service providers to the Fund if and to the extent such persons are included in the definition of "Employee" in the joint fidelity bond).

         IN WITNESS WHEREOF, we have hereunto signed our names as of the 5th day of March, 2009.



____________________________                         ________________________
John H. Dobkin                                       Nancy P. Jacklin


____________________________                         ________________________
Michael J. Downey                                    Garry L. Moody**


____________________________                         ________________________
William H. Foulk, Jr                                 Marshall C. Turner, Jr.


____________________________                         ________________________
D. James Guzy                                        Earl D. Weiner



**   Mr. Moody is a Trustee of each Fund, except ACS

                                                                   Exhibit C-4

                              THE SPAIN FUND, INC.

                          Consent and Action in Lieu of
                        Meeting of the Board of Directors
                        ---------------------------------


     The undersigned, being the entire Board of Directors of The Spain Fund, Inc., a Maryland Corporation (the "Corporation"), pursuant to Section 2-408(c) of the Maryland General Corporation Law, do hereby unanimously consent and agree, by signing this written consent, to the adoption of the following resolutions and the filing of the same with the minutes of proceedings of the Board of Directors, with the same effect as if such action had been taken by unanimous vote at a meeting of the Board of Directors duly called and held

     RESOLVED, that the Board of Directors hereby approves the extension through May 15, 2009 of the joint fidelity bond with National Union Fire Insurance Co.
(AIG), Zurich Insurance Company, Continental Insurance Company (CAN), Fidelity and Deposit Company of Maryland and Liberty Mutual Insurance Company covering officers and employees of the Corporation (and employees of service providers to the Corporation if and to the extent such persons are included in the definition of "Employee" in the joint fidelity bond); and

     RESOLVED, that the Board of Directors hereby approves the extension through May 15, 2009 of the (i) the joint directors' and officers' liability policy covering the Manager and its affiliates, the Corporation, the AllianceBernstein Funds and Sanford C. Bernstein Fund, Inc. and issued by a group of insurance companies led by a subsidiary of American International Group, and (ii) the joint directors' and officers' liability policy covering the Corporation and the AllianceBernstein Funds issued by ICI Mutual Insurance Company.


     IN WITNESS WHEREOF, we have hereunto signed our names as of the 5th day of March, 2009.


--------------------------------                  ----------------------------
       William H. Foulk, Jr.                         Antonio Eraso


--------------------------------                  ----------------------------
     Daniel de Fernando Garcia                    Baldomero Falcones Jaquotot


--------------------------------                  ----------------------------
Inmaculada de Habsburgo-Lorena                       Luis Abril Perez

                                                                 Exhibit C-5

                 ALLIANCEBERNSTEIN GREATER CHINA '97 FUND, INC.

                          Consent and Action in Lieu of
                        Meeting of the Board of Directors
                        ---------------------------------

     The undersigned, being the entire Board of Directors of AllianceBernstein Greater China '97 Fund, Inc., a Maryland corporation (the "Fund"), pursuant to
Section 2-408(c) of the Maryland General Corporation Law, do hereby unanimously consent and agree, by signing this written consent, to the adoption of the following resolutions and the filing of same with the minutes of proceedings of the Board of Directors, with the same effect as if such action had been taken by unanimous vote at a meeting of the Board of Directors duly called and held:

          RESOLVED, that the Board of Directors hereby approves the extension through May 15, 2009 of the joint fidelity bond with National Union Fire Insurance Co. (AIG), Zurich Insurance Company, Continental Insurance Company (CAN), Fidelity and Deposit Company of Maryland and Liberty Mutual Insurance Company covering officers and employees of the Fund (and employees of service providers to the Fund if and to the extent such persons are included in the definition of "Employee" in the joint fidelity bond).


         IN WITNESS WHEREOF, we have hereunto signed our names as of the 5th day of March, 2009.


---------------------------                       ----------------------------
  William H. Foulk, Jr.                                 Garry L. Moody



---------------------------
  David H. Dievler




SK 00250 0073 972629